

Mail Stop 3030

June 19, 2018

Via E-mail
Mark Russell
Chief Executive Officer
HyperSciences, Inc.
1314 S. Grand Blvd., Suite 2-133
Spokane, WA 99202

>   **Re: HyperSciences, Inc.**
>   **Amendment No. 1 to**
>   **Offering Statement on Form 1-A**
>   **Filed June 5, 2018**
>   **File No. 024-10831**

Dear Mr. Russell:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 10

1.   We note your response to prior comment 3. Please expand your risk factor disclosure to address sections 3(b), 3(d) and 8 of the investor proxy agreement.

Trends, page 46

2.   We note your added disclosure regarding the SBIR program. Please expand your disclosure to briefly describe what the program is and the different phases of the program so that an investor will understand the stage at which you are developing this technology.

Investor Proxy Agreement, page 57

3.　　Please reconcile your response to prior comment 4 regarding who has the authority to direct the votes subject to the investor proxy agreement with section 3 of the investor proxy agreement and the disclosure in your offering circular, such as on the cover page and page 15. Also, revise your disclosure to explain how the provisions of sections 3 and 4 of the investor proxy agreement interact. As one example only, explain the types of voting decisions assigned to SeedInvest under section 3 and to you under section 4. Additionally, provide the information requested by prior comment 4 regarding the percentage of total outstanding votes for any person with the authority to direct votes under the investor proxy agreement.

Exhibit 12

4.　　Please have counsel opine on the legality of the common shares underlying the preferred shares.

　　　You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc:　　Daniel Wadkins
　　　Lee & Hayes, PLLC